

January 6, 2012

<u>Via E-mail</u>
Mr. Michael Scarpa
Chief Financial Officer
The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

> **Re: The Talbots, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 29, 2011**
> **Filed December 8, 2011**
> **Form 8-K filed December 1, 2011**
> **Files No. 001-12552**

Dear Mr. Scarpa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 40

Goodwill and Other Intangible Assets, page 42

1.   We note that you have two reporting units, stores and direct marketing, and that the balance of goodwill recorded relates entirely to the stores reporting unit and your trademarks are allocated between both reporting units. We further note on page F-44 that you have two reportable segments, stores (including retail stores, upscale outlets and surplus outlets) and direct marketing (including internet, catalog and red-line phone operations). Please advise us of the following:

   a.   Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1.

   b.   Tell us how you define a reporting unit (e.g. operating segment or components) for purposes of goodwill impairment testing under ASC 350-20-35-33 through 35-38.

   c.   To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

Notes to Consolidated Financial Statements, page F-8

7. Discontinued Operations, page F-24

2.   We note your income (loss) from discontinued operations of $3,245, $(4,104) and $(416,138) in fiscal 2010, 2009 and 2008, respectively. Please quantify for us the applicable income taxes (benefit) for each period, and tell us how you considered disclosure of the applicable income taxes (benefit) pursuant to ASC 205-20-45-3.

10. Customer Accounts Receivable, net, page F-27

3.   We note on page F-11 that you record finance charge income (including interest and late fees) on customer accounts receivable as a reduction of selling, general and administrative expense; and on page F-28 that you recorded finance charge income of $39.3 million, $42.1 million and $44.9 million in fiscal years 2010, 2009 and 2008, respectively. We further note that you do not separately disclose the finance charge income recorded as a reduction of selling, general and administrative expense on a quarterly basis. Please confirm to us that you will provide such disclosure in your future Form 10-Q filings.

Michael Scarpa
The Talbots, Inc.
January 6, 2012
Page 3

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Notes to Condensed Consolidated Financial Statements, page 5

8. Discontinued Operations, page 12

4.　　We note on page 22 that in March 2011 you approved the acceleration of your store
rationalization plan, identifying approximately 110 locations, including full stores and
attached store concepts, for closure, including 15 to 20 locations as consolidation or
downsizing opportunities; and that through October 29, 2011, you closed 35 locations,
including 31 full stores, under this plan and expect to close an additional approximately
50 locations over the remainder of fiscal 2011. Please explain to us how you considered
the guidance in ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23, as applicable, in
determining whether the closed stores should be presented as discontinued operations.

Items 2.02, 2.05 and 9.01 Form 8-K filed December 1, 2011

Exhibit 99.1

Reconciliation of GAAP (loss) income from continuing operations to non-GAAP ("adjusted")
(loss) income from continuing operations (unaudited), page 12

5.　　We note that the adjustments for restructuring charges, impairment of store assets,
merger-related costs and store re-image initiative to arrive at adjusted (loss) income from
continuing operations, an after-tax measure, are the same amounts as the adjustments to
arrive at adjusted operating (loss) income, a pre-tax measure. Please explain to us in
sufficient detail how you determined the income tax effects on the adjustments to arrive
at adjusted (loss) income from continuing operations. Also confirm to us that you will
disclose how you calculate the tax effects in the future, and provide us with the text of
your proposed future disclosure based on the information in your Form 8-K. Refer to
Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure
Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures
for additional guidance.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Michael Scarpa
The Talbots, Inc.
January 6, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining